                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of [May], 2003

                               MIRAE CORPORATION
                (Translation of registrant's name into English)

              #9-2, CHA AM-DONG, CHUN AN CITY, CHOONG-NAM 330-200
                               REPUBLIC OF KOREA
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F(X)     No       Form 40-F (      )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes (  )         No (X)

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

   The registrant files with the Korea Securities Exchange the notice dated May 15, 2003. Attached is English language version of the notice.

                          MIRAE CORPORATION ANNOUNCES
                THE FIRST QUARTER RESULTS FOR FISCAL YEAR 2003

Seoul, Korea, May 15, 2003--Mirae Corporation (Nasdaq: MRAE) today reports its operating and financial results for the three months ended March 31, 2003.

The Company reported total revenues of 21,141 million won for the first quarter of 2003, increased by 48.4 percent from total revenues of 14,242 million won for the first quarter of 2002. And, gross profit for the first quarter of 2003 was 3,822 million won increased by 73.8 percent from gross profit of 2,199 million won for the first quarter of 2002. Mirae accounted 1,424 million won and 2,695 million won of operating loss and net loss, respectively, for the first quarter of the fiscal year 2003; whereas, operating loss of 2,207 million and net loss of 1,490 million won for the first quarter of the fiscal year 2002. The Company reported an improvement on operating loss by 35.5 percent compared to the first quarter of 2002; however, net loss for the first quarter of 2003 increased by 80.9 percent.

In October 2002, the Company's restructuring process emphasized on the global network reinforcement that facilitated its global market development as well as existing market penetration. By doing so, the Company's overseas sales of the year 2002 increased by 98.3 percent compared to the year 2001. Furthermore, Lycos Korea was excluded, as an affiliate of the Company upon Lycos Korea's capital increase on August 14, 2002. As of December 31, 2002, SK Telecom Co., Ltd. is the major shareholder of SK Communications Co., Ltd. (used to be Lycos Korea), and as a result of capital increase, the Company holds 4.54 percent or 6,836,690 shares of SK Communications Co., Ltd.

Mirae Corporation appointed HyunYun Henry Lee as the 3/rd/ CEO of the Company on May 2, 2003. The new CEO expressed his 'Vision and will' to the employees upon the inauguration and emphasized that he would ensure Mirae assert its position on a global scale and proactively strengthen its market leadership through a future and innovative approach to management

Each division fully portrays its figures for the first quarter of 2003 as follows. Semiconductor Equipment Division distributed sales of 9,009 million won, 138.8 percent increased from 3,773 million won for the first quarter of 2002. The semiconductor equipment industry is expected to have a slow growth rate in this year and our sales figure showed it that the industry is on its way to recover. SMD Placement System Division (SMT) generated revenues of 7,514 million won, decreased by 25.6 percent from 10,093 million won for the first quarter of 2002. Sales portion by Semiconductor Equipment Division, SMD placement systems Division and Other Division are 42.6 percent, 35.5 percent and 21.8 percent respectively for the first quarter of the fiscal year 2003.

The ratio for domestic sales and overseas sales for the first quarter of 2003 were 70.0 percent and 30.0 percent respectively; whereas, domestic sales was
37.8 percent and overseas sales was 62.2 percent for the first quarter of 2002. The results reflected that the semiconductor companies slowly start to consume capital expenditure in this year and related industries are expected to recover from the two consecutive years of downfall. The sales ratio by region is as follows: Europe 6.48 percent, Asia 8.48 percent and the North America 15.07 percent.

--------------------------------------------------------------------------------

..  The 1Q of 2003 Highlights

January 28, 2003

..  Investment of 70 million won in Mobile Game Co., Ltd.

February 6, 2003

..  Appointed Deloitte & Touche Hana as the Company's Outside Auditor

March 21, 2003

..  Resolutions of the 12/th/ Annual Shareholder's Meeting.

   Approval of Financial Statements: Balance Sheet, Income Statement, Statement of Disposition of Deficit

   Approval of selective amendments to the Articles of Incorporation

   Approval of Directors Appointment (Hyun-Yun Lee, Soon-Do Kwon)

   Approval of Outside Director as a member of Audit Committee (Yun Ho Lee)

   Approval of Director's Remuneration Limit

   Grant of Stock Option

This release contains operation and financial performance and other financial business matters prepared using accounting principles and reporting practices generally accepted in Korea ("Korean GAAP") and is in unconsolidated basis. In accordance with KSE regulation, the unconsolidated balance sheet, the unconsolidated statement of operation and the unconsolidated statement of cash flows for the three months ended March 31, 2003, have been reviewed by the Outside Auditors. In all other respects, these unconsolidated balance sheet, statement of operation and the statement of cash flows under Korean GAAP are not intended to present the Company's financial position and results of operations in accordance with accounting principles and reporting practices generally accepted in the United States. Accordingly, the balance sheet, statements of operation and statement of cash flows are not designed for use by those who are not informed about Korean GAAP.

Mirae Corporation is a manufacturer and supplier of semiconductor handlers and SMD placement systems along with Internet related businesses including SoftForum (PKI solution provider). The common stock of Mirae Corporation is traded on the Korea Stock Exchange under the number "25560" and American Depositary Receipt of the common stock of Mirae is traded on the Nasdaq National Market under the symbol "MRAE".

                               MIRAE CORPORATION
               NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP
                                MARCH 31, 2003
                          DECEMBER 31, 2002 AND 2001
                          (In millions of Korean won)

                                                1Q 2003  2002    2001
                                                ------- ------- -------
         ASSETS
         CURRENT ASSETS:
         Quick Assets:                           83,009  83,243  98,711
         Cash and cash equivalents                2,747  11,420  16,971
         Short-term financial instruments        11,014  15,017  21,009
         Marketable securities                   25,359  26,974  17,329
         Accounts receivable--trade, net         47,965  37,923  33,664
            Allowance for bad debts              15,899  14,108   3,939
         Short-term loan                            412     411     242
         Accounts receivable--other               1,368   1,600   1,545
            Allowance for bad debts                 300     300      --
         Accrued interest income                     78     128      13
         Advance payments and others             10,368  10,217  11,137
            Allowance for bad debts                 811   6,810     517
         Prepaid expenses                           147     285     452
         Prepaid income taxes                       562     485     805
         Inventories                             17,236  22,018  52,286
                                                ------- ------- -------
            Total current asset                 100,245 105,261 150,997
         NON-CURRENT ASSETS:
         Investment assets:                      33,038  32,361  31,130
         Long-term and restricted bank deposits     562     560      23
         Investment securities                    6,895   5,895   3,709
         Investment securities on Affiliates     16,471  16,866  16,653
         Guarantee deposits, net                  2,556   2,609   3,288
         Long-term receivables                    7,022   7,022      10
            Present value discount account          823     901      --
         Long-term loans and others               6,719      24   7,162
            Allowance for bad debts               6,649      --      --
         Deferred income tax debits                  --      --      --
         Other investment                           307     285     285

                               MIRAE CORPORATION
               NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP
                                MARCH 31, 2003
                          DECEMBER 31, 2002 AND 2001
                          (In millions of Korean won)

                                                1Q 2003  2002    2001
                                                ------- ------- -------
         Tangible assets:                        69,139  70,179 129,153
         Land                                    15,387  15,494  52,176
         Buildings                               52,277  52,661  72,523
            Depreciation and amortization         5,058   4,847   4,330
         Structures                                 164     164     164
            Depreciation and amortization            58      56      50
         Machinery and equipment                  2,629   2,550   2,534
            Depreciation and amortization         2,232   2,196   1,973
         Vehicles and transportation                559     564     551
            Depreciation and amortization           408     395     401
         Other tangible assets                   26,504  26,179  25,986
            Depreciation and amortization        20,625  19,939  18,027
         Intangible assets                        3,281   2,924  12,380
         Industrial rights                          827     697     415
         Development cost                         1,977   1,719  11,959
         other intangible assets                    476     508       6
                                                ------- ------- -------
            Total non-current assets            105,457 105,464 172,663
                                                ------- ------- -------
         TOTAL ASSETS                           205,702 210,725 323,660
                                                ======= ======= =======
         LIABILITIES
         CURRENT LIABILITIES:
         Accounts payable--trade                  7,854   6,627   2,135
         Short-term borrowings                   26,544  31,985  46,180
         Accounts payable--other                  1,562   1,564  12,571
         Advance receipts from customers            161     256     262
         Withholdings                               225     267     726
         Accrued expenses and other               1,529   1,073   1,467
         Accrued dividends                           --       1       1
         Short-term guarantee deposits received   1,737   1,737  16,752
         Allowance for Guarantee payment             --     649  10,273
         Other current liabilities                    5       5       7
            Total current liabilities            39,619  44,166  90,374

                               MIRAE CORPORATION
               NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP
                                MARCH 31, 2003
                          DECEMBER 31, 2002 AND 2001
                          (In millions of Korean won)

                                                    1Q 2003    2002     2001
                                                    -------  -------  -------
 LONG-TERM LIABILITIES:
 Long-term borrowings                                 9,741    9,543       --
 Long-term guarantee deposits received                1,914      354    1,737
 Accrued severance indemnities, net                   2,803    2,785    2,589
                                                    -------  -------  -------
    Total long-term liabilities                      14,458   12,682    4,326
                                                    -------  -------  -------
 Total Liabilities                                   54,077   56,847   94,700
 SHAREHOLDERS' EQUITY:
 Capital Stock                                       12,464   12,464   12,464
    Common shares                                    12,464   12,464   12,464
 Capital surplus:                                   110,235  110,235  183,937
 Additional paid-in capital                         110,235  110,235  183,937
 Retained earnings (Accumulated) deficit):           (2,695)      --       --
 Appropriated                                        (2,695)      --       --
 Capital adjustments:                                31,621   31,179   32,559
 Treasury stock                                      (4,327)  (4,814)  (4,843)
 Unrealized gain on investment securities            35,644   35,636   37,204
 Additional paid-in capital--employee stock options     417      357      198
 Loss on disposal of treasury stock                    (113)      --       --
                                                    -------  -------  -------
    Total Shareholders' Equity                      151,625  153,878  228,960
                                                    -------  -------  -------
 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         205,702  210,725  323,660
                                                    =======  =======  =======

                               MIRAE CORPORATION
          NON-CONSOLIDATED STATEMENTS OF OPERATIONS UNDER KOREAN GAAP
                  THREE MONTHS ENDED MARCH 31, 2003 AND 2002
                    YEARS ENDED DECEMBER 31, 2002 AND 2001
              (In millions of Korean won, except per share data)

                                                           1Q 2003 1Q 2002   2002     2001
                                                           ------- ------- -------  -------
REVENUES                                                   21,141  14,242   43,578   51,137
COST OF SALES                                              17,319  12,043   43,287   49,372
                                                           ------  ------  -------  -------
GROSS PROFIT                                                3,822   2,199      291    1,765
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                5,247   4,407   28,052   36,979
                                                           ------  ------  -------  -------
OPERATING INCOME (LOSS)                                    (1,424) (2,207) (27,762) (35,214)
OTHER INCOMES:
Interest income                                               257     959    1,558    2,459
dividend income                                                --      --       --        1
Rental income                                                 163     244      729      537
Service income                                                 14       5      145      339
Administrative income                                         140      70      323       --
Gain on valuation of short-term marketable securities          64     462      344      316
Gain on disposition of short-term marketable securities       199     217    2,510    1,930
Gain on foreign translation                                   238      19       93    1,448
Gains on foreign exchange                                   1,034      92      540    1,003
Gain on disposition of marketable securities                   --      --       --       60
Recapture of loss from impairment of marketable securities     --      --       11       --
Gains on disposal of tangible assets                          126       0    1,822      245
Gains on disposal of intangible assets                         --      --       --        7
Gains on recovery of bad debts                                 --      --       84       67
Recapture of allowance of bad debts                            --      --       --       --
Reversal of other specific reserve                             --      --   10,273       --
Recapture of stock options compensation cost                   --      --       --      588
Gain on valuation of affiliates                                --     147       --       --
Other incomes                                                   3      91      269      772
                                                           ------  ------  -------  -------
   Total other incomes                                      2,238   2,306   18,701    9,772
                                                           ------  ------  -------  -------

                               MIRAE CORPORATION
          NON-CONSOLIDATED STATEMENTS OF OPERATIONS UNDER KOREAN GAAP
                  THREE MONTHS ENDED MARCH 31, 2003 AND 2002
                    YEARS ENDED DECEMBER 31, 2002 AND 2001
              (In millions of Korean won, except per share data)

                                                        1Q 2003 1Q 2002   2002     2001
                                                        ------- ------- -------  -------
OTHER EXPENSES:
Interest expense                                           534     859    3,436    2,410
Loss on disposal of marketable securities                   --      16      117       --
Loss on valuation of marketable securities               1,686     207    3,127      179
Loss on disposal of account receivable                       7      --        3       19
Provision for doubtful other accounts                        1     414    7,242   10,759
Loss on valuation of inventories                            93      --   19,333    6,583
Loss on disposition of inventories                          --      --      227   10,168
Foreign exchange losses                                     56      15      655      163
Foreign translation losses                                 427      21    1,433       --
Loss on disposition of Investment securities                41      31       31      805
Loss from impairment of long-term investment securities     --      --    3,559    8,457
Equity in losses of affiliates                             473      --   11,403   14,619
Loss on disposal of tangible assets                         --      --       87      156
Loss on disposal of intangible assets                       --      --       --        1
Loss from impairment of deferred R&D cost                   --      --   11,337    4,429
Income-tax supplementary payment                            --      --      131       --
property administrative expenses                           187      --    1,484       --
Donations                                                   --      --       21       --
Others                                                       2      25      704      764
                                                        ------  ------  -------  -------
   Total other expenses                                  3,508   1,589   64,330   59,513
                                                        ------  ------  -------  -------
ORDINARY PROFIT (LOSS)                                  (2,695) (1,490) (73,390) (84,954)
INCOME (LOSS) BEFORE TAX EXPENSE                        (2,695) (1,490) (73,390) (84,954)
INCOME TAX EXPENSE (BENEFIT)                                --      --       --   13,745
                                                        ------  ------  -------  -------
NET INCOME (LOSS)                                       (2,695) (1,490) (73,390) (98,699)
                                                        ======  ======  =======  =======
NET INCOME (LOSS) PER SHARE (In Korean won)                (23)    (12)    (597)    (822)

                               MIRAE CORPORATION
                   NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
                  THREE MONTHS ENDED MARCH 31, 2003 AND 2002
                    YEARS ENDED DECEMBER 31, 2002 AND 2001
                          (In millions of Korean won)

                                                        1Q 2003 1Q 2002    2002     2001
                                                        ------- -------  -------  -------
CASH FLOWS FROM OPERATING ACTIVITIES:                   (1,894) (10,682) (16,140)  (4,849)
   Net income (loss)                                    (2,695)  (1,490) (73,390) (98,699)
Expenses not involving cash payments:
Depreciation and amortization                              947    1,316    5,009    6,523
Allowance for bad debts                                  1,791      257   11,562   10,241
Other allowance for bad debts                                1      414    7,242   10,759
Loss from depreciation of intangible assets                 93      113      614    1,945
Foreign currency translation loss                          427       21    1,419       --
Provision for severance indemnities                        312       78    1,312    2,404
Loss from valuation of inventories                          93       --   19,333    6,583
Loss from disposal of inventories                           --       --      227   10,168
Loss from valuation of securities                        1,686      207    3,127      179
Equity in losses of affiliate                              473       --   11,403   14,619
Loss from impairment of long term investment securities     --       --    3,559    8,457
Loss from impairment of deferred research and               --       --   11,337    4,429
Loss from disposal of securities                            --       16      117       --
Loss from disposal of tangible assets                       --       --       87      156
Loss from disposal of intangible assets                     --       --       --        1
Loss from disposal of investment securities                 41       31       31      805
Compensation cost related to stock options                  60       63      159      198
                                                        ------  -------  -------  -------
   sub total                                             5,923    2,517   76,538   77,469
                                                        ------  -------  -------  -------

                               MIRAE CORPORATION
                   NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
                  THREE MONTHS ENDED MARCH 31, 2003 AND 2002
                    YEARS ENDED DECEMBER 31, 2002 AND 2001
                          (In millions of Korean won)

                                                                   1Q 2003 1Q 2002  2002     2001
                                                                   ------- ------- ------  -------
Income not involving cash receipts:
Foreign currency translation gain                                   1,034      92     540      899
Interest income                                                        78      --     182       --
   Recapture of present value discount account
Gain on valuation of affiliates                                        --     147      --       --
Recapture of allowance for bad debts                                   --      --      --       --
Gain on disposal of short-term investment securities                  199     217   2,510    1,930
Gain on disposal of investment securities                               0       0      --       60
Gain on disposal of tangible assets                                   126       0   1,822      245
Gain on disposal of intangible assets                                   0       0      --        7
Gain on valuation of short-term investment securities                  64     462     344      316
Recapture of stock options compensation cost                           --      --      --      588
Recapture of loss from impairment of marketable securities             --      --      11       --
Recapture of guarantee allowance                                       --      --  10,273       --
Gain on disposal of treasury stock                                    113      --      --       --
                                                                   ------  ------  ------  -------
   sub total                                                        1,615     917  15,683    4,045
Changes in assets and liabilities related to operating activities:
Accounts receivable--trade                                         (9,289) (2,147) (6,778)  22,200
Accounts receivable--other                                            232  (2,864)    (55)     (30)
Accrued income                                                         50    (203)   (115)     123
Advance payments                                                     (283)   (900)    291   (8,036)
Prepaid expenses                                                      138      41     168     (235)
Prepaid income tax                                                    (77)    (64)    319     (805)
Inventories                                                         4,690   6,250  10,707    1,850
Deferred income tax assets                                             --      --      --   13,745
Accounts payable--trade                                               999    (274)  4,551  (10,974)

                               MIRAE CORPORATION
                   NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
                  THREE MONTHS ENDED MARCH 31, 2003 AND 2002
                    YEARS ENDED DECEMBER 31, 2002 AND 2001
                          (In millions of Korean won)

                                                         1Q 2003 1Q 2002    2002     2001
                                                         ------- -------  -------  -------
Accounts payable--other                                      (2)  (2,424) (11,007)   9,321
Advance receipts from customers                             (95)      17       (7)  (1,035)
Withholdings                                                (42)      72     (458)     250
Accrued expenses                                            466   (7,951)    (103)    (434)
Accrued income tax expenses                                  --       --       --   (1,975)
Sur-tax withholdings                                         --       --       --     (827)
                                                              0        0        0        0
Other current liabilities                                    (1)       0       (1)       1
Severance indemnity payments                               (294)    (345)  (1,116)  (2,712)
                                                         ------  -------  -------  -------
   Sub total                                             (3,508) (10,792)  (3,605)  20,427
CASH FLOWS FROM INVESTING ACTIVITIES:                    (1,815)  (5,193)  15,010  (51,312)
Cash in flows from investing activities:
Decrease in short-term financial instruments              4,284    5,436    5,724       --
Decrease in short-term investment securities             13,617   36,343       --       --
Decrease in short-term loans                                 --       22       --      143
Decrease in long-term financial instruments                  --       --       --      265
Proceeds from disposal of investment securities              --      239   12,884    1,450
Decrease in long-term loans                                  --       --   10,337    1,238
Decrease in long-term account receivables                    --       --        4      150
Decrease in guarantee deposits                              472       58    1,291    1,532
Decrease in severance insurance                              --       --       --        7
Decrease in other investment assets                          --       --       --       --
Proceeds from disposal of land                              151       --   37,847      814
Proceeds from disposal of buildings                         580       --   19,658      686
Proceeds from disposal of machinery                          --       --       --       --
Proceeds from disposal of vehicles and transportation         9       13       48       67
Proceeds from disposal of other tangible assets               3       --      902      307
Proceeds from disposal of industrial rights                  --       --       24        3
Guarantee deposits received                                  --      461       --       --
Long term guarantee deposits received                     1,560       --      354    1,737
Proceeds from disposal of research and development costs     --    1,250    1,250       --
                                                         ------  -------  -------  -------
   Sub total                                             20,675   43,822   90,324    8,399
                                                         ------  -------  -------  -------

                               MIRAE CORPORATION
                   NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
                  THREE MONTHS ENDED MARCH 31, 2003 AND 2002
                    YEARS ENDED DECEMBER 31, 2002 AND 2001
                          (In millions of Korean won)

                                                     1Q 2003 1Q 2002  2002    2001
                                                     ------- ------- ------  ------
Cash out flows from investing activities:
Increase in short-term financial instruments             --      --      --  20,585
Increase in investment securities                    13,424  34,278  10,034   6,413
Increase in short-term loans                              1       0     170       5
Increase in long-term financial instruments               2       2     538      --
Acquisition of investment securities                  1,070  12,800  32,179   1,092
Increase in long-term loans                           6,695   1,152   3,200     889
Increase in long-term account receivables                --      --   5,933      --
Increase in guarantee deposits                          310      --     613     306
Acquisition of investment securities                     --      --      --      --
Acquisition of land                                      43       2     144      96
Acquisition of buildings                                 73       6     275  17,493
Acquisition of machinery                                 79      --      16       6
Acquisition of vehicles and transportation               --      --     124      50
Acquisition of other tangible assets                    327     166   2,197   3,412
Acquisition of industrial rights                        176      --     396     305
Increase in research and development costs              291     608   2,744   4,687
Decrease in guarantee deposits                           --      --  16,752   4,371
                                                     ------  ------  ------  ------
   sub total                                         22,491  49,015  75,313  59,711
CASH FLOWS FROM FINANCING ACTIVITIES:                (4,964) 30,015  (4,421) 51,783
Cash in flows from financing activities:
New share issuance                                       --      --      --      --
Increase in short-term borrowings                        --  20,615      --  46,180
Increase in long-term borrowings                         --   9,400  10,000      --
Decrease in treasury stock                              477      --   1,273  17,448
                                                     ------  ------  ------  ------
   Sub total                                            477  30,015  11,273  63,628
Cash out flows from financing activities:
Payment of dividends                                     --      --      --   1,845
Payment of issuing shares                                --      --      --      --
Decrease in short-term borrowings                     5,441      --  14,195      --
Increase in treasury stock                               --      --   1,499  10,000
                                                     ------  ------  ------  ------
   sub total                                          5,441      --  15,694  11,845
                                                     ------  ------  ------  ------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (8,673) 14,140  (5,551) (4,378)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD 11,420  16,971  16,971  21,349
                                                     ------  ------  ------  ------
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD        2,747  31,111  11,420  16,971
                                                     ======  ======  ======  ======

                                  SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

   Date: May 15, 2003
   By   /s/ MiRi Chung
        -----------------------
   Mi-Ri Chung
   Mirae Corporation
   Public Disclosure Representative
   Of Investor Relations Team